UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009.
Commission File Number 000-51559
STEALTHGAS INC.
(Translation of registrant’s name into English)
331 Kifissias Avenue Erithrea 14561 Athens, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXPLANATORY NOTE
     On February 19, 2009, StealthGas Inc. (the “Company”) issued a press release to report the Company’s financial results for the fourth quarter and fiscal year ended December 31, 2008. The version of the press release attached to this Form 6-K as Exhibit 99.1 has one change from the press release issued by the Company on February 19, 2009. The press release attached as Exhibit 99.1 eliminates the line “Current liabilities” from below “LIABILITIES AND EQUITY” in the Unaudited Condensed Consolidated Balance Sheets on page 10 of the press release. No other changes were made to the press release issued on February 19, 2009.
     The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.
EXHIBIT INDEX
99.1	Press Release of StealthGas Inc., dated February 19, 2009, reporting its financial results for the fourth quarter and fiscal year ended December 31, 2008 and announcing a quarterly cash dividend of $0.1875 per common share.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 20, 2009

STEALTHGAS INC.

By: Name:	/s/ Andrew J. Simmons Andrew J. Simmons
Title:	Chief Financial Officer